Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), is made as of the 12th day of March, 2018, by and among Bay Banks of Virginia, Inc., a Virginia corporation (the “Corporation”), Virginia Commonwealth Bank, a wholly-owned bank subsidiary of the Corporation (the “Bank”), and Judy C. Gavant (“Executive”).

WHEREAS, it is the desire of the Corporation to have the benefit of Executive’s loyalty, service and counsel;

WHEREAS, the Corporation desires to protect its confidential information and guard against unfair competition;

WHEREAS, Executive possesses certain valuable knowledge, professional skills and expertise which will contribute to the continued success of the business of the Corporation and its affiliates; and

WHEREAS, the Corporation and Executive desire to set forth, in writing, the terms and conditions of their agreements and understandings.

NOW, THEREFORE, in consideration of the mutual promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally to be bound, agree as follows:

Section 1.    Employment.

(a)    The parties hereto agree that Executive shall be employed as Executive Vice President and Chief Financial Officer of the Bank and of the Corporation effective on the date immediately following the date that the Corporation files in substantially complete form with current audited financial statements its Annual Report on Form 10-K for the year ended December 31, 2017 with the Securities and Exchange Commission (the “Effective Date”). Executive shall perform such services as may be assigned to Executive by the Bank and Corporation from time to time upon the terms and conditions herein provided.

(b)    References in this Agreement to services rendered for the Bank and compensation and benefits payable or provided by the Bank shall include services rendered for, and compensation and benefits payable or provided by, the Corporation or any Affiliate of the Corporation. References in this Agreement to the “Bank” also shall mean and refer to each Affiliate of the Corporation for which Executive performs services. References in this Agreement to “Affiliate” shall mean any business entity that, directly or indirectly, through one or more intermediaries, is controlled by Bay Banks of Virginia, Inc.

(c)    Executive shall devote her full time and attention to the discharge of the duties assigned to and undertaken by her hereunder. Executive shall comply with all policies, standards and regulations of the Bank now or hereafter promulgated, and shall perform her duties under this Agreement to the best of her abilities and in accordance with general business standards of conduct.

(d)    Executive acknowledges that she is entering into this Agreement of her own free will and that she has had the opportunity to obtain the advice of independent counsel of her own choice.

Section 2.    Term of Employment.

The term of this Agreement shall be deemed to commence on the Effective Date and shall end on the third anniversary of such date, unless earlier terminated as provided herein. This Agreement will automatically renew for successive one-year terms unless either party notifies the other in writing, at least three (3) months prior to the end of the original term, or the end of any additional one-year renewal term, that the Agreement shall not be extended beyond its current term. The term of this Agreement, including any renewal term, is referred to as the “Term.”

Section 3.    Compensation.

(a)    Base Salary. During the Term, the Bank shall pay Executive an annual base salary not less than $230,000 as compensation for services rendered by Executive under this Agreement. The base salary shall be paid to Executive in accordance with established payroll practices of the Bank (but no less frequently than twice per month). Executive may receive base salary increases and incentive, bonus compensation or other compensation in the amounts determined by the Board of Directors of the Bank.

(b)    Annual Bonus. During the Term, Executive will be eligible to participate in any long-term or short-term incentive plans of the Bank and Corporation on the same basis as other similarly situated employees of the Bank, pursuant to any such plans adopted by the Board of Directors of the Corporation or Bank or their Compensation Committees on an annual basis.

(c)    Tax Withholdings. The Bank shall withhold state and federal income taxes, social security taxes and such other payroll deductions as may from time to time be required by law. The Bank shall withhold and remit to the proper party any amounts agreed to in writing by the Bank and Executive for participation in any corporate sponsored benefit plans for which a contribution is required.

(d)    Compensation Following Termination. Except as otherwise expressly set forth herein, including without limitation, as set forth in Section 7(d) and Section 7(i), no compensation shall be paid pursuant to this Agreement subsequent to any termination of Executive’s employment with the Bank.

(e)    Clawback. Executive agrees that any incentive compensation (as determined by the Bank or Corporation) that Executive receives from the Bank, the Corporation or any Affiliate pursuant to this Agreement or otherwise is subject to repayment to (i.e., clawback by) the Bank, the Corporation or any Affiliate as required by federal law and on such basis as the Bank or Corporation determines. Except where offset of, or recoupment from, compensation covered by Code Section 409A (as defined in Section 11) is prohibited by Code Section 409A, to the extent allowed by law and as determined by the Bank or Corporation, Executive agrees that such repayment may, in the discretion of the Bank or Corporation, be accomplished by withholding of future compensation to be paid to Executive by the Bank, the Corporation or any Affiliate. Any recovery of compensation covered by Code Section 409A shall be implemented in a manner which complies with Code Section 409A.

Section 4.    Additional Benefits.

(a)    Benefit Plans. Executive shall be entitled to participate in all of the Corporation’s and Bank’s employee benefit plans and programs for which she is or will become eligible according to the terms of said plans or programs. It is understood that the Board of Directors of the Corporation or Bank or their Compensation Committees may, in their sole discretion, establish, modify or terminate such plans or benefits.

(b)    Signing Bonus. On the first payroll date to occur following the Effective Date, the Bank will pay to Executive a one-time signing bonus of $150,000 (the “Gross Signing Bonus”), less applicable withholdings. If during the period ending on September 30, 2018, Executive voluntarily terminates her employment she will be held responsible for the reimbursement of 100% of the Gross Signing Bonus. If Executive voluntarily terminates her employment after September 30, 2018, and on or before March 31, 2019, she will be responsible for reimbursing 50% of the Gross Signing Bonus. Notwithstanding the foregoing, no reimbursement of the Gross Signing Bonus shall be required if Executive is terminated by the Bank without Cause, if Executive resigns for Good Reason, or if Executive’s employment with the Bank ceases for any reason on or after a Change of Control (each event as defined herein).

(c)    Cell Phone. The Bank shall provide Executive with the use of a cell phone during the Term.

(d)    Stock Options/Restricted Stock. During the Term, Executive may be entitled to receive stock awards under the Corporation’s equity compensation plans in such amounts and subject to such terms and conditions as determined by the Compensation Committee or the Board of Directors of the Corporation.

(e)    Insurance and Indemnification. The Bank, as appropriate, shall maintain appropriate insurance to indemnify Executive from any and all claims, suits, or causes of action that may arise from Executive’s employment with the Bank. Indemnification of Executive shall be according to the terms and conditions of the insurance policies covering Executive, the articles of incorporation of the Corporation and Virginia law.

Section 5.    Expense Reimbursement.

The Bank shall reimburse Executive for reasonable and customary business expenses incurred in the conduct of the Bank’s business in accordance with the Bank’s policy. The Bank reserves the right to review these expenses periodically and determine, in its sole discretion, whether future reimbursement of such expenses to Executive will continue without prior approval by the Board of Directors or the Bank or its designee of the expenses. Executive agrees to timely submit records and receipts of reimbursable items and agrees that the Bank can adopt reasonable rules and policies regarding such reimbursement. The Bank agrees to make prompt payment to Executive following receipt and verification of such reports.

Section 6.    Paid Time Off.

Executive shall be entitled to paid time off leave each year, according to applicable provisions of the Bank’s leave policies, which shall be taken at such time or times as may be approved by the Bank and during which Executive’s compensation hereunder shall continue to be paid.

Section 7.    Termination and Survival of Obligations.

(a)    Notwithstanding the termination of this Agreement or the termination of Executive’s employment for any reason, the parties shall be required to carry out any provisions of this Agreement which contemplate performance by them subsequent to such termination. In addition, no termination of this Agreement shall affect any liability or other obligation of either party which shall have accrued prior to such termination, including, but not limited to, any liability, loss or damage on account of breach. No termination of employment shall terminate the obligation of the Bank to make payments of any vested benefits provided hereunder or the obligations of Executive under Sections 8, 9 and 10 of this Agreement (except as otherwise provided in those Sections). To the extent applicable, payouts under this Section 7 shall be subject to the provisions of Section 11.

(b)    Executive’s employment hereunder may be terminated by Executive upon thirty (30) days written notice to the Bank or at any time by mutual agreement in writing. Upon such termination of employment, Executive shall have no right to receive compensation or other benefits under this Agreement for any period after such termination. Upon notice of such termination of employment, the Bank, at its option, may relieve Executive of all duties.

(c)    This Agreement shall terminate upon death of Executive; provided, however, that in such event the Bank shall pay to the estate of Executive, within sixty (60) days of her death, the compensation, including salary, which otherwise would be payable to Executive through the end of the month in which her death occurs and any earned but unpaid bonuses.

(d)(l)    The Bank may terminate Executive’s employment other than for “Cause”, as defined in Section 7(e), at any time upon written notice to Executive, which termination shall be effective immediately. Executive may resign thirty (30) days after notice to the Corporation for “Good Reason”, as hereafter defined. Provided Executive signs a release and waiver of claims reasonably satisfactory to the Bank within thirty (30) days following her termination, in the event Executive’s employment terminates pursuant to this Section 7(d)(1), Executive shall receive:

(i)

An amount equal to the greater of (A) a monthly amount equal to one-twelfth (1/12) her rate of annual base salary in effect immediately preceding such termination in each month for the remainder of the Term or (B) a monthly amount equal to one-twelfth (1/12)

her rate of annual base salary in effect immediately preceding such termination for one (1) year; any such payments shall be at the times such payments would have been made in accordance with Section 3(a) subject to the provision of Section 11(c), if applicable.

(ii)	Any bonus or other short term incentive compensation earned, but not yet paid, for the year prior to the year in which her employment terminates which shall be paid at the time such bonus or incentive compensation would otherwise be payable if no termination had occurred; and

(iii)	If Executive timely elects coverage under the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), the continuance of Executive’s current benefits under group health and dental plans. In such case for the period in which payments are made under Section 7(d)(i): (a) Executive will receive such benefits at the rates paid by active participants, and (b) the Bank will continue to pay its portion of such health and dental premiums in effect at the date of termination. Any such payment of premiums by the Bank will be treated as taxable income to Executive. In no event shall such benefits continue beyond the period permitted by COBRA.

(d)(2)    Notwithstanding anything in this Agreement to the contrary, if Executive breaches Section 8 or 9 of this Agreement, Executive will not thereafter be entitled to receive any further compensation or benefits pursuant to Section 7(d)(1).

(d)(3)    For purposes of this Agreement, Good Reason shall mean:

(i)	The assignment of duties to Executive by the Bank or the Corporation which result in Executive having significantly less authority or responsibility than she has on the Effective Date, without her express written consent;

(ii)	Requiring Executive to maintain her principal office in a location that is more than fifty (50) miles from Executive’s principal office on the Effective Date;

(iii)	A material reduction by the Bank or the Corporation of Executive’s base salary, as the same may have been increased from time to time;

(iv)	A change in Executive’s title such that she is no longer Executive Vice President and Chief Financial Officer of the Bank and of the Corporation; or

(v)	The Corporation’s or the Bank’s failure to comply with any material term of this Agreement;

Executive is required to provide notice to the Bank and the Corporation of the existence of a condition described in this Section 7(d)(3) above within a ninety (90) day period beginning on the date of the initial existence of the condition, upon the notice of which the Bank or the Corporation, as applicable, shall have thirty (30) days to remedy the condition without having to pay the amounts described in this section.

(e)    The Corporation and the Bank shall have the right to terminate Executive’s employment under this Agreement at any time for Cause, which termination shall be effective immediately. Termination for “Cause” shall mean material failure of Executive to perform her duties and responsibilities under this Agreement, incompetence, willful misconduct, dishonesty, breach of a fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar minor offenses), misappropriation of the Bank’s or the Corporation’s assets (determined on a reasonable basis), commission of a felony or misdemeanor involving moral turpitude, a material violation of the Bank’s or the Corporation’s work rules or policies; or a material breach of this Agreement. The term “Cause” also shall include conduct that results in, or that in the reasonable judgment of the Board of Directors of the Bank, is likely to result in, material damage to the

Bank, Corporation, or any Affiliate. In the event Executive’s employment under this Agreement is terminated for Cause, Executive shall thereafter have no right to receive compensation or other benefits under this Agreement, except salary for services performed through the date of termination, and any other amounts required to be paid by law.

(f)    The Corporation or the Bank may terminate Executive’s employment under this Agreement, after having established that Executive is unable to perform her obligations under this Agreement because of Executive’s disability by giving to Executive written notice of its intention to terminate her employment for disability. For purposes of this Agreement, “disability” means Executive’s inability to perform her obligations under this Agreement, with or without reasonable accommodation, for a period of time expected to last more than 90 days. Notwithstanding any other provision of this Agreement, the Corporation and the Bank shall comply with all requirements of the Americans with Disabilities Act, 42 U.S.C. § 12101 et. seq. Notwithstanding any other provision of this Agreement, if Executive’s employment is terminated due to a “disability”, then no payments shall be paid under Section 7(d) or 7(i); provided that Executive shall be paid salary for services performed through the date of termination, and any other amounts required to be paid by law.

(g)    If Executive is suspended and/or temporarily prohibited from participating in the conduct of the Bank’s affairs by a notice served pursuant to the Federal Reserve Act, the Bank Holding Company Act of 1956 or the Federal Deposit Insurance Act or the Code of Virginia, each as amended, the obligations of the Bank and the Corporation under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay Executive all or part of the compensation withheld while its contract obligations were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended.

(h)    If Executive is removed and/or permanently prohibited from participating in the conduct of the Bank’s affairs by an order issued under the Federal Reserve Act, the Bank Holding Company Act of 1956, the Federal Deposit Insurance Act or the Code of Virginia, each as amended, all obligations of the Bank and the Corporation under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

(i)(1)    If Executive’s employment is terminated without Cause within one year after a Change of Control shall have occurred or if she resigns for Good Reason within one year after a Change of Control shall have occurred, then, the Bank shall pay to Executive as compensation for services rendered to the Bank a cash amount (subject to any applicable payroll or other taxes required to be withheld) equal to two times (x) Executive’s base salary at the rate in effect (i) on the date of termination or, if greater, (ii) immediately prior to the Change of Control, plus (y) Executive’s annual bonus for the most recent fiscal year of the Bank (i) that ends prior to Executive’s termination or, if greater, (ii) that ends prior to the Change of Control, to be paid in one lump sum on or before Executive’s last day of employment, subject to the provisions in Section 11(c), if applicable. In addition, if Executive timely elects coverage under COBRA, then, for the lesser of two years or the applicable COBRA coverage period, (a) the group health and dental plan coverage elected by Executive under COBRA will continue at the rates paid by active participants, and (b) the Bank will continue to pay its portion of such health and dental premiums in effect at the date of termination. Any such payment of premiums by the Bank will be treated as taxable income to Executive. In no event will such benefits continue beyond the period permitted by COBRA. Amounts payable, if any, under this Section 7(i)(1) shall be in lieu of amounts payable under Section 7(d).

(i)(2)    For purposes of this Agreement, a Change of Control occurs if, after the date of this Agreement: (i) any person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), becomes the owner or beneficial owner of securities of the Corporation having fifty percent (50%) or more of the combined voting power of the then outstanding securities of the Corporation that may be cast for the election of the Corporation’s directors other than a result of an issuance of securities initiated by the Corporation, or open market purchases approved by the Corporation’s Board of Directors, as long as the majority of the Corporation’s Board of Directors approving the purchases is a majority at the time the purchases are made; (ii) as the direct or indirect result of, or in connection with, a tender or exchange offer, a merger or other business combination, a sale of assets, a contested election of directors, or any combination of these events, the persons who were directors of the Corporation before such events cease to constitute a majority of the Corporation’s Board of Directors, or any successor’s board, within the twelve (12) month period of the last of such transactions; or (iii) the Corporation sells to an unaffiliated third party at least forty percent (40%) of the gross fair market value of the assets of the Corporation or securities of the Corporation having fifty (50%) or more of the combined voting power of the then outstanding Corporation securities that may be cast for the election of the Corporation’s directors. For purposes of this Agreement, a Change of Control occurs on the date on which an event described in clause (i), (ii) or (iii) of the preceding sentence occurs. If a Change of Control occurs on account of a series of transactions or events, the Change of Control occurs on the date of the last of such transactions or events.

(i)(3)    It is the intention of the parties that no payment be made or benefit provided to Executive pursuant to this Agreement that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code and any regulations thereunder, thereby resulting in a loss of an income tax deduction by the Bank or the imposition of an excise tax on Executive under Section 4999 of the Code. If the independent accountants serving as auditors for the Bank on prior to a Change of Control (or any other accounting firm or tax adviser designated by the Corporation prior to the Change of Control) determine that some or all of the payments or benefits scheduled under this Agreement, as well as any other payments or benefits on a Change of Control, would be nondeductible by the Corporation or the Bank under Section 280G of the Code, then the payments scheduled under this Agreement will be reduced to one hundred dollars less than the maximum amount which may be paid without causing any such payment or benefit to be nondeductible. The determination made as to the reduction of benefits or payments required hereunder by the independent accountants shall be binding on the parties.

(j)    If Executive is a director or officer of the Corporation, the Bank or any other Affiliate at the time her employment terminates, Executive will immediately submit her resignation from such position.

Section 8.    Confidentiality/Nondisclosure.

Executive covenants and agrees that any and all information concerning the business, services, customers or affairs of the Corporation and Bank (“Confidential Information”) of which she has knowledge or access as a result of her association and employment with the Bank in any capacity shall be deemed confidential in nature and the property of the Corporation and Bank, vital to their businesses, and shall not, without the proper written consent of the Corporation or Bank, directly or indirectly, at any time be used, disseminated, disclosed or published by Executive to third parties other than in connection with the usual conduct of the business of the Corporation or Bank. Such Confidential Information shall expressly include, but shall not be limited to, information concerning the Corporation’s and Bank’s trade secrets, business operations, business records, customer lists or other customer information. Upon termination of employment, Executive shall deliver to the Bank all property in her possession which belongs to the Corporation or Bank including all originals and copies of documents, forms, records or other information, in whatever form it may exist, concerning the Corporation or Bank or their business, customers, products or services. In construing this provision it is agreed that it shall be interpreted broadly so as to provide the Corporation and Bank with the maximum protection. This Section 8 shall not be applicable to any Confidential Information which (i) has become generally known to and available for use by the public other than as a result of Executive’s acts or omissions or (ii) which Executive is required to disclose pursuant to an order of a court of competent jurisdiction; provided that prior to making such disclosure Executive provides a copy of such order and the proposed disclosure to the Corporation and Bank and allows the Corporation and Bank reasonable opportunity to comment on the proposed disclosure.

Section 9.    Restrictive Covenants.

(a)    During the term of this Agreement and throughout any further period that she is an officer or employee of the Corporation or Bank, and for the longer of:

(i)	A period of one year from and after the date that Executive is, for any reason, no longer employed by the Bank; or

(ii)	A period of one year from the date of entry by a court of competent jurisdiction of a final judgment enforcing this covenant in the event of a breach by Executive,

Executive covenants and agrees that she will not (x) engage in a business that provides Competitive Services (as defined below) within a twenty (20) mile radius of the principal executive offices of the Bank or within twenty (20) miles of any banking office operated by the Bank in any capacity that includes any of the significant responsibilities held or significant activities engaged in by Executive while employed by the Bank; (y) solicit, or assist any other person or business entity in soliciting any Customers (as defined below) to become customers of any other business entity providing Competitive Services or (z) induce any individuals to terminate their employment with the Corporation, Bank or of any Affiliate. Executive’s obligations under this Section 9 shall terminate on the date a Change of Control occurs.

(b)    The parties intend that the covenants and restrictions in this Section 9 be enforceable against Executive regardless of the reason that her employment by the Bank may terminate. The existence of any claim or cause of action by Executive against the Bank, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Bank of the restrictive covenants set forth in Sections 8 and 9 of this Agreement.

(c)    For purposes of this Agreement, the term “Competitive Services” means providing financial products and services, which includes offering one or more of the following services and products: depository accounts, consumer and commercial lending, residential and commercial mortgage lending, cash management services, trust and estate administration, asset management, and any other services and products offered by the Bank at the time of termination of Executive’s employment. “Competitive Services” does not include any products or services in which Executive was not significantly engaged in providing such products or services in the last year of Executive’s employment. The term “Customer” means any individual or entity to whom or to which the Bank provided Competitive Services within one year before the date on which Executive’s employment terminates and with whom Executive has contact or about whom Executive obtained confidential information during her employment with the Bank.

(d)    Executive agrees that the covenants in this Section 9 are reasonably necessary to protect the legitimate interests of the Bank, are reasonable with respect to the time and territory and do not interfere with the interests of the public. Executive further agrees that the descriptions of the covenants contained in this Section 9 are sufficiently accurate and definite to inform Executive of the scope of the covenants. Finally, Executive agrees that the consideration set forth in this Agreement is full, fair and adequate to support Executive’s obligations hereunder and the Bank’s rights hereunder. Executive acknowledges that in the event Executive’s employment with the Bank is terminated for any reason, Executive will be able to earn a livelihood without violating such covenants.

(e)    The parties have attempted to limit Executive’s right to compete only to the extent necessary to protect the Bank from unfair competition. The parties recognize, however, that reasonable people may differ in making such a determination. Accordingly, the parties intend that the covenants contained in this Section 9 to be completely severable and independent, and any invalidity or unenforceability of any one or more such covenants will not render invalid or unenforceable any one or more of the other covenants. The parties further agree that, if the scope or enforceability of a covenant contained in this Section 9 is in any way disputed at any time, a court or other trier of fact may modify and reform such provision to substitute such other terms as are reasonable to protect the Bank’s legitimate business interests.

Section 10.    Injunctive Relief, Damages. Etc.

Executive agrees that, given the nature of the positions held by Executive with the Bank, each and every one of the covenants and restrictions set forth in Sections 8 and 9 above are reasonable in scope, length of time and geographic area and are necessary for the protection of the significant investment of the Bank in developing, maintaining and expanding its business. Accordingly, the parties hereto agree that in the event of any breach by Executive of any of the provisions of Sections 8 or 9 that monetary damages alone will not adequately compensate the Bank for its losses and, therefore, that it shall be entitled to any and all legal or equitable relief available to it, specifically including, but not limited to, injunctive relief, and Executive shall be liable for all damages, including actual and consequential damages, costs and expenses, and legal costs and actual attorney’s fees incurred by the Bank as a result of taking action to enforce, or recover for any breach of Sections 8 or 9. The covenants contained in Sections 8 and 9 shall be construed and interpreted in any judicial proceeding to permit their enforcement to the maximum extent permitted by law. Should a court of competent jurisdiction determine that any provision of the covenants and restrictions set forth in Section 9 above is unenforceable as being overbroad as to time, area or scope, the court may strike the offending provision or reform such provision to substitute such other terms as are reasonable to protect the Bank’s legitimate business interests.

Section 11.    Code Section 409A Compliance.

(a)    The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended, and applicable guidance thereunder (“Code Section 409A”) or comply with an exemption from the application of Code Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.

(b)    Neither Executive nor the Bank shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any matter which would not be in compliance with Code Section 409A.

(c)    If Executive is deemed on the date of separation from service with the Bank to be a “specified employee”, within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by the Bank from time to time, or if none, the default methodology, then with regard to any payment or benefit that is required to be delayed in compliance with Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of Executive’s separation from service or (ii) the date of Executive’s death. In the case of benefits required to be delayed under Code Section 409A, however, Executive may pay the cost of benefit coverage, and thereby obtain benefits, during such six-month delay period and then be reimbursed by the Bank thereafter when delayed payments are made pursuant to the next sentence. On the first day of the seventh month following the date of Executive’s separation from service or, if earlier, on the date of Executive’s death, all payments delayed pursuant to this Section 11(c) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. If any cash payment is delayed under this Section 11(c), then interest shall be paid on the amount delayed calculated at the prime rate reported in The Wall Street Journal for the date of Executive’s termination to the date of payment.

(d)    With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits subject to Code Section 409A, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect. All reimbursements shall be reimbursed in accordance with the Corporation’s reimbursement policies but in no event later than the calendar year following the calendar year in which the related expense is incurred.

(e)    If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

(f)    When, if ever, a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within ten (10) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Corporation.

(g)    Notwithstanding any of the provisions of this Agreement, neither the Corporation nor the Bank shall be liable to Executive if any payment or benefit which is to be provided pursuant to this Agreement and which is considered deferred compensation subject to Code Section 409A otherwise fails to comply with, or be exempt from, the requirements of Code Section 409A.

Section 12.    Invalid Provisions.

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be valid and enforceable to the fullest extent permitted by law without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 13.    Entire Agreement.

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all other agreements, either oral or in writing, among the parties hereto with respect to the subject matter hereof.

Section 14.    Notices.

Any and all notices, designations, consents, offers, acceptance or other communications provided for herein shall be given in writing and shall be deemed properly delivered if delivered in person or by registered or certified mail, return receipt requested, addressed in the case of the Corporation, to its Chairman, in the case of the Bank, to its Chairman, and in the case of Executive, to her last known address.

Section 15.    Amendment and Waiver.

This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto. No waiver of any provision of this Employment Agreement shall be valid unless in writing and signed by the person or party to be charged.

Section 16.    Case and Gender.

Wherever required by the context of this Agreement, the singular or plural case and the masculine, feminine and neuter genders shall be interchangeable.

Section 17.    Governing Law; Venue.

Except where preempted by federal law, the Agreement shall be subject to and construed in accordance with the laws of the Commonwealth of Virginia. Executive consents to the personal jurisdiction of the Circuit Court for the County of Henrico, Virginia (and of the appropriate appellate courts) for any action or proceeding arising from or relating to this Agreement and waives any objection of venue laid therein.

Section 18.    Captions.

The captions used in this Agreement are intended for descriptive and reference purposes only and are not intended to affect the meaning of any Section hereunder.

Section 19.     Binding Effect.

This Agreement shall be binding upon Executive and on the Bank and the Corporation, and their successors and assigns effective on the date first above written. The Bank will require any successor to all or substantially all of the business and/or assets of the Bank to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Bank and Corporation would be required to perform it if no such succession had taken place. This Agreement shall be freely assignable by the Bank and the Corporation.

Section 20.    Regulatory Prohibition.

Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that the Corporation (or any of its successors in interest) shall not be required to make any payment or take any action under this Agreement if: (i) such payment or action is prohibited by any governmental agency having jurisdiction over the Corporation or any of its subsidiaries (a “Regulatory Authority”) because the Corporation or any of its subsidiaries is determined by such Regulatory Authority to be troubled, insolvent, in default or operating in an unsafe or unsound manner; or (ii) such payment or action (A) would be prohibited by or would violate any provision of state or federal law applicable to the Corporation or any of its subsidiaries, including, without limitation, the Federal Deposit Insurance Act and the regulations thereunder presently found at 12 C.F.R. Part 359, as now in effect or hereafter amended, (B) would be prohibited by or would violate any applicable rules, regulations, orders or statements of policy, whether now existing or hereafter promulgated, or any Regulatory Authority or (C) otherwise would be prohibited by any Regulatory Authority. If any payment hereunder is alleged by any Regulatory Authority to be in violation of the foregoing, any payment alleged to have been made in violation of the foregoing shall be immediately returned by Executive to the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

BAY BANKS OF VIRGINIA, INC.

By:	/s/ Randal R. Greene
Name:	Randal R. Greene
Title:	President and Chief Executive Officer

VIRGINIA COMMONWEALTH BANK

By	/s/ Randal R. Greene
Name:	Randal R. Greene
Title:	Chief Executive Officer

EXECUTIVE

/s/ Judy C. Gavant
Judy C. Gavant